November 29, 2005
via U.S. mail
Daniel V. Gulino
Senior Vice President & General Counsel
Ridgewood Energy
947 Linwood Avenue
Ridgewood, N.J. 07450

      Re:	Ridgewood Energy K Fund, LLC
      Ridgewood Energy L Fund, LLC
      Ridgewood Energy M Fund, LLC
	Amendment No. 2 to Registration Statements on
	Forms 10
      Filed October 31, 2005
	File Nos. 0-51266, 0-51267, 0-51268, respectively

Dear Mr. Gulino:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General

1. We note your responses to prior comments 1 and 2 of our letter dated September 30, 2005. Given the absence of any confirmation of the existence of pre-existing relationships between the broker dealers selling the securities in the funds and persons who received the investor kits, it appears that the funds engaged in a general solicitation and as such, failed to adhere to the requirements for private securities transactions conducted pursuant to an exemption
from Section 5 of the Securities Act of 1933.   Please provide us
with a detailed legal analysis as to why you believe the method of selling securities to investors was consistent with Section 5 of the
Securities Act of 1933.

Ridgewood Energy K Fund, LLC

Selected Financial Data, page 20

2. Please explain why you have reported interest income as a separate line item in your selected financial data but have not reported revenue.

Results of operations, page 20

3. We have reviewed your response to prior comment number four.
As
previously requested, please expand your Management`s Discussion and
Analysis to explain the circumstances you encountered that resulted in the dry hole costs and whether or not you expect these historical and operational results to continue. As previously noted, when describing various conditions and effects, it should be clear whether such matters are external or internal, and temporary or permanent. The interrelationships between the various factors identified, and their relative significance, should be apparent. Please refer to the guidance in Regulation S-K, Instruction 3 to Paragraph 303(a), and FRC Section 501.12.b.4; revise your discussion accordingly.

Statements of Cash Flows, page F-5

4. We note that your determination of operating and investing cash flows differs from that which was originally filed. It appears that you need to refer to these financial statements as restated, with an explanatory discussion in the auditors report.




Ridgewood Energy L Fund, LLC

Balance Sheet, page F-2

5. Please explain why you have no amounts reported on your balance sheet as unproved property costs. We note your related disclosure on page F-10.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jon Duersch at (202) 551-3719 or Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.
Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3745 with any other questions.

									Sincerely,


									H. Roger Schwall
									Assistant Director




??

??

??

??

Mr. Gulino
Ridgewood Energy K Fund , LLC
Ridgewood Energy L Fund, LLC
Ridgewood Energy M Fund, LLC
November 29, 2005
page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010